Exhibit 99.1

ALMADEN MINERALS LTD.
Suite 210 – 1333 Johnston Street
Vancouver, B.C. V6H 3R9

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the 2026 Annual General and Special Meeting (the “Meeting”) of the shareholders of Almaden Minerals Ltd.  (the “Company”) will be held in the Board Room at Suite 210 – 1333 Johnston Street, Vancouver, B.C. V6H 3R9 on:

June 25, 2026

at the hour of 10:30 a.m. (Vancouver time) for the following purposes:

1.	to receive the report of the directors;
2.	to receive the financial statements of the Company for its fiscal year ended December 31, 2025 and the report of the auditors thereon;
3.	to appoint Davidson & Company, LLP, Chartered Professionals Accountants, as the Company’s auditor for the ensuing year;
4.	to elect directors of the Company to hold office for the ensuing year;
5.

to consider, and if thought advisable, to pass an ordinary resolution to approve the Company’s Rolling Stock Option Plan, as more particularly described in the accompanying Management Information Circular;

6.

to consider, and if thought advisable, to pass an ordinary resolution to reconfirm the Company’s Shareholder Rights Plan, as more particularly described in the accompanying Management Information Circular; and

7.	to transact such other business as may properly come before the Meeting and any adjournment or postponement thereof.

A Management Information Circular and form of Proxy accompany this Notice.

Registered shareholders are entitled to vote at the Meeting in person or by proxy. Registered shareholders who are unable to attend the Meeting, or any adjournment or postponement thereof, in person, are requested to read, complete, sign and return the form of Proxy accompanying this Notice in accordance with the instructions set out in the form of Proxy and in the Management Information Circular accompanying this Notice. Non-registered shareholders who received the form of Proxy accompanying this Notice through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

DATED at Vancouver, British Columbia, this 20th day of May, 2026.

BY ORDER OF THE BOARD OF DIRECTORS
OF ALMADEN MINERALS LTD.

“Duane Poliquin”

Duane Poliquin, Chair